EXHIBIT 99.1

Brookfield and Everise Announce the Successful Closure of Investment by Warburg Pincus, for the Next Phase of Growth

BROOKFIELD, NEWS, Dec. 21, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) and Everise, a leading global healthcare services outsourcing company, announced today the successful completion of Everise's previously announced investment from Warburg Pincus. Warburg Pincus joins existing investor Brookfield, valuing the company at around $1 billion, after less than seven years of operation.

Against the backdrop of a globally ageing population and rising healthcare expenditure, the need to redefine traditional customer experiences and interactions with healthcare services is becoming intensely critical.

From its inception in 2016, Everise has since evolved rapidly into one of the fastest-growing end-to-end customer experience solutions providers in the industry. Specialized in healthcare services outsourcing, the company is headquartered in the U.S., with a workforce of 19,000 customer service agents spread out across eight markets. Today, the company counts six out of the top 10 healthcare insurance payer companies in the U.S. amongst its clients.

Sudhir Agarwal, Founder and CEO of Everise, said, "With the support of Warburg Pincus' and Brookfield's combined expertise and resources, Everise is pushing ahead with an accelerated growth trajectory. We plan to move up the healthcare value chain, extending our end-to-end service experience to more industry segments, and identifying new markets to grow our global footprint and workforce. Together with the management team, I am happy to officially welcome Warburg Pincus as a strong partner in growth."

About Everise
Founded in 2016, Everise is a global leader transforming customer service for healthcare, transport, logistics, insurance, financial services, and tech businesses. The Company solves problems for the millions of customers of some of the world's leading brands, by combining the best technology with compassionate service. With 19,000 champion agents operating across eight strategic markets globally, Everise seeks to deliver happiness to customers of some of the world's best loved brands. Our customer service solutions are high-performing, secure, and agile, with fluent proficiency in 32 languages, enabling businesses to scale globally while achieving top customer satisfaction. Learn more at www.weareeverise.com.

About Warburg Pincus
Warburg Pincus LLC is a leading global growth investor. Founded in 1966, Warburg Pincus has raised 21 private equity and 2 real estate funds, which have invested more than $112 billion in over 1,000 companies in more than 40 countries. The firm has more than $83 billion in assets under management. The firm is headquartered in New York with offices in Amsterdam, Beijing, Berlin, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information, please visit www.warburgpincus.com. Follow us on LinkedIn.

About Brookfield
Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Brookfield Business Partners (NYSE: BBU; TSX: BBU.UN) is the flagship listed vehicle of Brookfield's private equity group. It is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com